As filed with the Securities and Exchange Commission on May 30, 2006

Registration No. 333-12688

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

CHINA MOBILE LIMITED

(FORMERLY KNOWN AS CHINA MOBILE (HONG KONG) LIMITED)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

HONG KONG, CHINA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y.  10286

(212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

                Peter B. Tisne, Esq.

               Chun Wei, Esq.

        Emmet, Marvin & Martin, LLP

          William Y. Chua, Esq.

                      120 Broadway

      Sullivan & Cromwell LLP

          New York, New York  10271

                     28th Floor

                     (212) 238-3010

     Nine Queen’s Road Central

                  Hong Kong

              (852) 2826-8688

It is proposed that this filing become effective under Rule 466

[x] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the revised form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement, as amended and restated, filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 15 and 16

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 12, 13

dividends

and 15

(iv)

The transmission of notices, reports

Articles number 11, 15 and 16

and proxy soliciting material

(v)

The sale or exercise of rights

Articles number 13, 14 and 15

(vi)

The deposit or sale of securities

Articles number 12, 15 and 17

resulting from dividends, splits

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 20 and 21

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities

8 and 22

(x)

Limitation upon the liability

Articles number 14, 18 and 21

of the depositary

3.

Fees and Charges

Article number 7

Item - 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of October 23, 1997, amended and restated as of July 5, 2000 and further amended and restated as of ____________, 2006 among China Mobile Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.*

Form of Letter from the Depositary to the Issuer, relating to the Pre-release of American Depositary Receipts.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.

e.

Certification under Rule 466. –  Filed herewith as Exhibit 5.

________________

*

Incorporated by reference to the Registration Statement on Form F-6 (Registration No. 333-7702) filed by the Depositary with the SEC on October 1, 1997.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on  May 30, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, Par Value HK$ 0.10 each, of China Mobile Limited

The Bank of New York,

As Depositary

By: /s/ Ulla M. Erlandsen

Name:  Ulla M. Erlandsen

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, China Mobile Limited has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Hong Kong, China on May 30, 2006.

China Mobile Limited

By: /s/ Wang Jianzhou

Name:

Wang Jianzhou

Title:

Chairman of the Board and

Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wang Jianzhou, Xin Fanfei and Guan Yimin, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 30, 2006.

/s/ Wang Jianzhou

/s/ Li Yue

 Wang Jianzhou

 Li Yue

 Chairman and Chief Executive Officer

 Director

 (Principal Executive Officer)

____________________________

/s/ Xue Taohai

 Lu Xiangdong

 Xue Taohai

 Director

 Director and Chief Financial Officer

 (Principal Financial and Accounting Officer)

/s/ Zhang Chenshuang

/s/ Sha Yuejia

 Zhang Chenshuang

 Sha Yuejia

 Director

 Director

_____________________________

/s/ Xin Fanfei

 Liu Aili

 Xin Fanfei

 Director

 Director

_____________________________

__________________________

 Xu Long

 Sir Julian Michael Horn-Smith

 Director

 Non-Executive Director

/s/ Dr. Lo Ka Shui

__________________________

 Dr. Lo Ka Shui

 Frank Wong Kwong Shing

 Independent Non-Executive Director

 Independent Non-Executive Director

/s/ Moses Cheng Mo Chi

 Moses Cheng Mo Chi

 Independent Non-Executive Director

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of China Mobile Limited, has signed this Post-Effective Amendment No. 1 to the Registration Statement in the City of Newark, State of Delaware, on May 30, 2006.

By:  /s/ Donald J. Puglisi

Name:

Donald J. Puglisi

Title:

Managing Director

Puglisi & Associates

INDEX TO EXHIBITS

Exhibit Letter	Exhibit	Page

1

Form of Deposit Agreement dated as of October 23, 1997, as amended and restated as of July 5, 2000, and as further amended and restated as of _________, 2006, among China Mobile Limited, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

5	Certification under Rule 466.